Exhibit 99.1

China Nepstar Chain Drugstore Announces Resignation of Independent Director

SHENZHEN, China – October 11, 2012 – China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“China Nepstar” or the “Company”), the largest drugstore chain in China based on the number of directly operated stores, today announced that Mr. Gary Siu Kwan Sik has resigned as an independent director of the Company. The resignation is effective as of today. Mr. Sik resigned for personal reasons and has no disagreement with the Company. The Board thanks his service for the past four years and eleven months.

Upon the effectiveness of Mr. Sik’s resignation, the Board of China Nepstar will consist of four directors, including two independent directors. The Board is actively seeking a suitable independent director candidate to join the Board.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of June 30, 2012, the Company had 2,257 stores across 76 cities, one headquarter distribution center and 16 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Contacts

In China:

Lucia Qian

China Nepstar Chain Drugstore Ltd.

Vice President, IR

Phone: +86-755-2641-4065

Email: qianrt@nepstar.cn

In the United States:

Dixon Chen

Grayling

Investor Relations

Tel: +1-646-284-9403

Email: Dixon.chen@us.grayling.com

Ivette Almeida

Grayling Media Relations

Tel: +1-646-284-9455

Email: ivette.almeida@us.grayling.com

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